Exhibit 7.02

LOCK-UP AGREEMENT

LOCK-UP AGREEMENT (this “AGREEMENT”), dated as of October 31, 2006, by and among Iconix Brand Group, Inc., a Delaware corporation (“Acquisition Co.”), Mossimo Giannulli and Edwin Lewis, each a stockholder (each individually, a “Stockholder” and together, the “Stockholders”) of Mossimo, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, Acquisition Co., Moss Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Acquisition Co. (“Acquisition Sub”), and the Company have entered into an Agreement and Plan of Merger, dated as of March 31, 2006 (the “Merger Agreement”), pursuant to which the Company will be merged with and into the Acquisition Sub, and the Acquisition Sub shall be the surviving corporation following the merger (the “Merger”).

WHEREAS, as of the date hereof, each Stockholder is a Beneficial Owner (as defined below) of Subject Shares (as defined below).

WHEREAS, in order to induce Acquisition Co. to enter into the Merger Agreement, the Stockholders have agreed to enter into this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

1.             Definitions.

(a)           “Beneficially Own” or “Beneficial Owner” with respect to any securities means having “beneficial ownership” as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b)           “Company Capital Stock” means shares of common stock, par value $0.001 per share, of the Company.

(c)           “Company Options and Other Rights” means options, warrants and other rights to acquire, directly or indirectly, shares of Company Capital Stock.

(d)           “Expiration Date” means the earlier to occur of (i) the Effective Time (as defined in the Merger Agreement) or (ii) the date on which the Merger Agreement is terminated pursuant to its terms.

(e)           “Subject Shares” means (i) all shares of Company Capital Stock Beneficially Owned by each Stockholder as of the date of this Agreement and (ii) all additional shares of Company Capital Stock of which each Stockholder acquires Beneficial Ownership during the period from the date of this Agreement through the Expiration Date.

(f)            Unless otherwise specifically defined herein, all capitalized terms used herein shall have the respective meanings assigned to them in the Merger Agreement.

2.             Lock-up Agreement.

(a)           In consideration of the issuance of common stock of Acquisition Co. in exchange for the Subject Shares (the “Acquisition Co. Shares”) to each of the Stockholders pursuant to the terms of the Merger Agreement, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and notwithstanding any registration of the Acquisition Co. Shares under the Securities Act of 1933, as amended (the “Securities Act”), each Stockholder agrees that, during the period beginning from the Effective Time (as defined in the Merger Agreement) and continuing for ninety (90) days thereafter (as the same may be extended pursuant to this Section 2(a), the “Release Date”) (the “Lock-up Period”), each Stockholder will not, directly or indirectly, through an “affiliate” or “associate” (as such terms are defined in the General Rules and Regulations under the Securities Act), a family member or otherwise, (a) offer, sell, contract to sell, pledge, hypothecate, encumber, assign, tender, make any short sale or otherwise dispose of, or enter into any contract, or other arrangement or understanding with respect to the sale or other disposition or transfer or grant any rights with respect to any Acquisition Co. Shares, privately or publicly, pursuant to Rule 144 of the General Rules and Regulations under the Securities Act or otherwise, or (b) engage directly or indirectly in any transaction the likely result of which would involve a transaction prohibited by clause (a), except as permitted by Section 2(e) below.  Notwithstanding the foregoing provisions of this Section 2(a), at the request of underwriters or the managing underwriter in connection with a proposed transaction or public offering by Acquisition Co., each Stockholder will agree to extend the Lock-up Period for a term consistent with the period for which the Chief Executive Officer of Acquisition Co. enters into an agreement imposing on his shares of Acquisition Co. Common Stock similar restrictions on transfer.

(b)           The foregoing restriction is expressly agreed to preclude each of the Stockholders from engaging in any hedging or other transaction which is designed to, or reasonably expected to lead to, or result in, a sale or disposition of the Acquisition Co. Shares even if such shares would be disposed of by someone other than the Stockholders.  Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the Acquisition Co. Shares or with respect to any security that includes, relates to, or derives any significant part of its value from the Acquisition Co. Shares.

(c)           Each Stockholder further represents and agrees that he has not taken and will not take, directly or indirectly, any action which is designed to or which has constituted or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of Acquisition Co. to facilitate the sale or resale of the Acquisition Co. Shares, or which has otherwise constituted or will constitute any prohibited bid for or purchase of the Acquisition Co. Shares or any related securities.

(d)           Each Stockholder acknowledges and agrees that, prior to the Release Date, any additional Acquisition Co. Shares acquired by such Stockholder, including in connection with the exercise of any options, may not be sold or otherwise transferred, notwithstanding that a registration statement may be effective with respect thereto.

(e)           Notwithstanding the foregoing restrictions on transfer, each Stockholder may transfer all or any part of his Acquisition Co. Shares (i) to the other Stockholder (provided, however, that no transfer may be in respect of any Contingent Share Rights); (ii) by will or intestacy, (iii) to any trust for the direct or indirect benefit of such Stockholder or the immediate family of such Stockholder, provided that any such transfer shall not involve a disposition for value, or (iii) in a private transaction prior to the Release Date so long as the acquirer of Acquisition Co. Shares, by written agreement with Acquisition Co. entered into at the time of acquisition and delivered to Acquisition Co. prior to the consummation of such acquisition, agrees to be bound by the restrictions set forth herein.  For purposes of this letter agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.  Any Stockholder may pledge Acquisition Co. Shares to secure indebtedness incurred by such Stockholder (in such amount as is necessary to pay taxes or estimated taxes related to the Merger), such pledge to be subject to the prior written approval of Acquisition Co., which approval shall not be unreasonably withheld.

(f)            Each of the Stockholders agrees and consents to the entry of stop transfer instructions with Acquisition Co.’s transfer agent and registrar against the transfer of the Acquisition Co. Shares except in compliance with the foregoing restrictions of this Section 2.  Each of the Stockholders understands that the restrictions with respect to the Acquisition Co. Shares set forth herein are in addition to any other restrictions upon transfer that may arise pursuant to any other agreement to which either of the Stockholders is a party or under applicable securities laws.

3.             Written Consent of Stockholders.  Upon the U.S. Securities and Exchange Commission’s declaration of the effectiveness of the Registration Statement on Form S-4 filed by Acquisition Co. in connection with the Merger, each Stockholder shall deliver to the Company (with a copy thereof concurrently delivered to Acquisition Co.) a proxy in favor of the adoption of the Merger Agreement and the Merger.  Such proxy may be revoked or withdrawn if Company’s Board of Directors withdraws its recommendation of the Merger and terminates the Merger Agreement.

4.             Representations and Warranties of  Stockholders.  Each Stockholder represents and warrants to Acquisition Co. as follows:

(a)           As of the date of this Agreement and at all times through the Expiration Date:

(i)            Such Stockholder is the Beneficial Owner (free and clear of any encumbrances or restrictions, except as set forth on Exhibit A hereto) of the outstanding shares of Company Capital Stock set forth under the heading “Number and Class of Shares of Company Capital Stock”, on Exhibit A hereto;

(ii)           Such Stockholder is the Beneficial Owner (free and clear of any encumbrances or restrictions) of the outstanding Company Options and Other Rights set forth under the heading “Number of Company Options and Other Rights” on Exhibit A; and

(iii)          Such Stockholder does not directly or indirectly Beneficially Own any shares of Company Capital Stock or Company Options or Other Rights or other securities of the Company, other than the shares of Company Capital Stock and Company Options and Other Rights on Exhibit A.

(b)           Each Stockholder has the legal capacity, power and authority to enter into and perform all of its obligations under this Agreement.  This Agreement has been duly executed and delivered by such Stockholder, and upon its execution and delivery by Acquisition Co., will constitute a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors rights generally, and the availability of injunctive relief and other equitable remedies.

(c)           The execution, delivery and performance by each Stockholder of this Agreement will not conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any contract, commitment or other obligation (written or oral) to which such Stockholder is a party or by which any of such Stockholder’s assets may be bound.

(d)           No filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby.

5.             Covenants of Each Stockholder.  Each Stockholder covenants and agrees for the benefit of Acquisition Co. that, until the Expiration Date, such Stockholder will not:

(a)           offer, sell, contract to sell, pledge, hypothecate, encumber, assign, tender or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, hypothecation, encumbrance, assignment, tender or other disposition of, or the transfer or grant of any rights with respect to (i) any Subject Shares or any interest therein, or (ii) any Company Options and Other Rights or any interest therein; provided, however, that such Stockholder may convert, exercise or exchange Company Options and Other Rights into or for shares of Company Capital Stock in which event such shares of Company Capital Stock shall become and be deemed Subject Shares subject to all the terms and conditions of this Agreement;

(b)           acquire any Company Capital Stock except pursuant to existing Company Options and Other Rights or transfers from the other Stockholder;

(c)           grant any powers of attorney or proxies or consents in respect of any of the Subject Shares, deposit any of such Subject Shares into a voting trust, or enter into a Agreement with respect to any of such Subject Shares; and

(d)           take any other action with respect to the Subject Shares that would in any way restrict, limit or interfere with the performance of such Stockholder’s obligations hereunder or the transactions contemplated hereby and the Merger Agreement.

6.             Adjustments; Additional Shares.  In the event (a) of any stock dividend, stock split, merger, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company on, of or affecting the Subject Shares or (b) that a Stockholder shall become the Beneficial Owner of any additional shares of Company Capital Stock, then the terms of this Agreement shall apply to the shares of Company Capital Stock or other instruments or documents held by such Stockholder immediately following the effectiveness of the events described in clause (a) or such Stockholder becoming the Beneficial Owner thereof as described in clause (b), as though, in either case, they were Subject Shares hereunder.  The foregoing shall apply (mutatis mutandis) to the Acquisition Co. Shares and Section 2 of this Agreement.

7.             Covenant of Acquisition Co. Regarding Additional Merger Consideration.  Acquisition Co. recognizes that the Stockholders may lose the intended benefit of the Additional Merger Consideration (as provided in the Merger Agreement) if the circumstances causing the Contingent Share Rights to become void occur during the period prior to the Release Date.  In such event, Acquisition Co. agrees to promptly thereafter issue to each Stockholder the Additional Merger Consideration attributable to such Stockholder’s Company Common Stock unless the circumstances causing the Contingent Share Rights to become void are satisfied following the Release Date (including any extension of the Lock-up Period under Section 2(a) of this Agreement).

8.             Amendments and Waivers.  Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.  No failure or delay by any party in exercising any right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  To the maximum extent permitted by law, (a) no waiver that may be given by a party shall be applicable except in the specific instance for which it was given and (b) no notice to or demand on one party shall be deemed to be a waiver of any obligation of such party or the right of the party giving such notice or demand to take further action without notice or demand.

9.             Assignment.  This Agreement may not be assigned by any party hereto without the prior written consent of the other parties.  Subject to the foregoing, all of the terms and provisions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective executors, heirs, personal representatives, successors and permitted assigns.  Notwithstanding the foregoing, no rights may under any circumstances be transferred in respect of any Contingent Share Rights.

10.           Entire Agreement.  This Agreement and the documents, instruments and other agreements specifically referred to herein or the Merger Agreement or delivered pursuant hereto or thereto, set forth the entire understanding of the parties with respect to the subject matter hereof.  Any and all previous agreements and understandings between or among the parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement.

11.           Notices.  Any notice, request, demand, waiver, consent, approval or other communication which is required or permitted hereunder shall be in writing and shall be deemed given (a) on the date established by the sender as having been delivered personally; (b) on the date delivered by a private courier as established by the sender by evidence obtained from the courier; (c) on the date sent by facsimile, with confirmation of transmission, if sent during normal business hours of the recipient, if not, then on the next business day; or (d) on the fifth day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.  Such communications, to be valid, must be addressed as follows:

If to Acquisition Co., to:

Iconix Brand Group, Inc.
1450 Broadway, 4th Floor

New York, New York 10018
Attn:  Neil Cole
Fax:  (212) 391-0127

With a copy to:

Blank Rome LLP
405 Lexington Avenue
New York, New York 10174
Attn: Robert J. Mittman, Esq.
Fax: (212) 885-5001

If to:

Mossimo Giannulli or Edwin Lewis
c/o Mossimo, Inc.
2016 Broadway
Santa Monica, California 90404
Fax:  (310) 460-0124

With a copy to:

Paul, Hastings, Janofsky & Walker
695 Town Center Drive, 17th Floor
Costa Mesa, California 92626
Attn:  Peter J. Tennyson, Esq.
Fax: (714) 668-6337

or to such other address or to the attention of such person or persons as the recipient party has specified by prior written notice to the sending party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain).  If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

12.           Captions.  All captions contained in this Agreement are for convenience of reference only, do not form a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

13.           Severability; Enforcement.  Any provision of this Agreement which is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

14.           Specific Performance.  Each Stockholder acknowledges that the agreements contained in this Agreement are an integral part of the transactions contemplated by the Merger Agreement, and that, without these agreements, Acquisition Co. would not enter into the Merger Agreement, and acknowledges that damages would be an inadequate remedy for any breach by such Stockholder of the provisions of this Agreement.  Accordingly, each Stockholder agrees that such Stockholder’s obligations hereunder shall be specifically enforceable and such Stockholder shall not take any action to impede the other from seeking to enforce such right of specific performance.

15.           Consent to Jurisdiction.  Each party irrevocably submits to the exclusive jurisdiction of (a) New York County, New York, and (b) the United States District Court for the Southern District of New York, for the purposes of any action, suit or proceeding arising out of this Agreement or any transaction contemplated hereby.  Each party agrees to commence any such action, suit or proceeding either in the United States District Court for the Southern District of New York or if such action, suit or proceeding may not be brought in such court for jurisdictional reasons, in the Supreme Court sitting in New York County (including its Appellate Division).  Each party further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth above shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction in this Section 14.  Each party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (i) the United States District Court for the Southern District of New York, or (ii) the Supreme Court sitting in New York County (including its Appellate Division), and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.  EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

16.           Governing Law.  This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of laws rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto all as of the day and year first above written.

ICONIX BRAND GROUP, INC.

By:	/s/ Neil Cole
Name:	Neil Cole
Title:	President and CEO
Address:	1450 Broadway, 4th Floor
New York, NY 10018

MOSSIMO GIANNULLI

Signature:	/s/ Mossimo Giannulli
Address:

EDWIN LEWIS

Signature:	/s/ Edwin Lewis
Address:

[SIGNATURE PAGE TO LOCK-UP AGREEMENT]

EXHIBIT A

Stockholder	Number and Class of Shares of Company Stock	Number of Company Options and Other Rights
Mossimo Giannulli	10,272,822(1) shares of Common Stock	None.
Edwin Lewis	None(2)	None(3)

(1)  Mr. Giannulli's shares are "encumbered" in the sense that they are subject to restrictions on transfer under securities laws, and because he intends to transfer to Edwin Lewis approximately half the shares, or the economic benefit of the shares.   Such intention, or a future transfer, may cause Edwin Lewis to be the beneficial owner of a portion of Mr. Giannulli's shares.

(2)  See footnote 1.

(3)  See footnote 1.